CUSIP No. 92763W103	13D	Page 1 of 20

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Vipshop Holdings Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 92763W103	13D	Page 2 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,963,691 ordinary common shares (“shares”) represented by 5,981,846 American Depositary Shares (“ADSs”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,963,691 shares represented by 5,981,846 ADSs, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,963,691
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 92763W103	13D	Page 3 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
291,923 shares represented by 145,961 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
291,923 shares represented by 145,961 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,923
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 92763W103	13D	Page 4 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,255,614 shares (represented by 6,127,807 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V and 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,255,614 shares (represented by 6,127,807 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V and 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,255,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 92763W103	13D	Page 5 of 20
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
12,255,614 shares (represented by 6,127,807 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V and 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
12,255,614 shares (represented by 6,127,807 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V and 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,255,614
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 92763W103	13D	Page 6 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,760,660 shares represented by 3,380,330 ADSs, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,760,660 shares represented by 3,380,330 ADSs, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,760,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 92763W103	13D	Page 7 of 20

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,760,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 92763W103	13D	Page 8 of 20
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,760,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 92763W103	13D	Page 9 of 20

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,016,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 92763W103	13D	Page 10 of 20

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,016,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 92763W103	13D	Page 11 of 20
1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
19,016,274 shares (represented by 9,508,137 ADSs), of which 11,963,691 shares (represented by 5,981,846 ADSs) are directly owned by DCM V, 291,923 shares (represented by 145,961 ADSs) are directly owned by Aff V and 6,760,660 shares (represented by 3,380,330 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,016,274
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 92763W103	13D	Page 12 of 20

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
6,760,660 shares represented by 3,380,330 ADSs all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,760,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 92763W103	13D	Page 13 of 20

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Vipshop Holdings Limited, a Cayman Islands limited company (the “Company”). The Company’s principal executive offices are located at No. 20 Huahai Street, Liwan District, Guangzhou 510370, The People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM V, L.P., a Cayman Islands exempted limited partnership (“DCM V”), (ii) DCM Affiliates Fund V, L.P., a Cayman Islands exempted limited partnership (“Aff V”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Investment Management V, L.P., a Cayman Islands exempted limited partnership (“GP V”), (v) DCM International V, Ltd., a Cayman Islands limited company (“UGP V”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands limited company (Hybrid Fund UGP”), and (viii) K. David Chao (“Chao”), a citizen of Japan, (ix) Peter W. Moran (“Moran”), a citizen of the United States, (x) Thomas Blaisdell (“Blaisdell”), a citizen of the United States, and (xi) Jason Krikorian, a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM V, Aff V and Hybrid Fund are venture capital funds. GP V is the general partner of each of DCM V and Aff V and UGP V is the general partner of GP V. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao, Moran and Blaisdell are the directors of each of UGP V and Hybrid Fund UGP, and Krikorian is a director of Hybrid Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 24, 2011, each of DCM V and Aff V entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 11,025,000 shares of Class A Preferred Shares for a purchase price of $1.00 per share, an aggregate purchase price of $11,025,000.00. DCM V acquired 10,762,390 Class A Preferred Shares for a purchase price of $10,762,390 and Aff V acquired 262,610 Class A Preferred Shares for a purchase price of $262,610. All of the Class A Preferred Shares held by DCM V and Aff V were converted, in connection with the closing of the Company’s initial public offering on March 28, 2012, into an aggregate of 11,025,000 Ordinary Shares on the basis of one Ordinary Share for each Class A Preferred Share.

On April 11, 2011, each of DCM V, Aff V and Hybrid Fund entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 3,164,583 shares of Class B Preferred Shares for a purchase price of $5.047 per share, an aggregate purchase price of $15,971,650.40. DCM V acquired 773,574 Class B Preferred Shares for a purchase price of $3,904,227.98, Aff V acquired 18,876 Class B Preferred Shares for a purchase price of $95,267.17 and Hybrid Fund acquired 2,372,133 Class B Preferred Shares for a purchase price of $11,972,155.25. All of the Class B Preferred Shares held by DCM V, Aff V and Hybrid Fund were converted, in connection with the closing of the Company’s initial public offering on March 28, 2012, into an aggregate of 4,914,354 Ordinary Shares on the basis of 1.5529 Ordinary Shares for each Class B Preferred Share.

CUSIP No. 92763W103	13D	Page 14 of 20

In the Company’s initial public offering that was effective as of March 22, 2012 and closed on March 28, 2012, Hybrid Fund acquired 3,076,920 Ordinary Shares in the form of 1,538,460 ADSs, at a purchase price of $6.50 per ADS, an aggregate purchase price of $9,999,990.00. Each ADS represents two Ordinary Shares.

The source of the funds for the acquisition of the Series A Preferred Shares purchased by DCM V and Aff V was from working capital. No part of the purchase price was borrowed by DCM V and Aff V for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Series B Preferred Shares purchased by DCM V, Aff V and Hybrid Fund was from working capital. No part of the purchase price was borrowed by DCM V, Aff V and Hybrid Fund for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Company’s Ordinary Shares purchased by Hybrid Fund in connection with the Company’s initial public offering was from working capital. No part of the purchase price was borrowed by Hybrid Fund for the purpose of acquiring such securities.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Shareholders’ Agreement by and among the Company, DCM V, Aff V and Hybrid Fund and certain other parties thereto, dated April 11, 2011.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of DCM V, Aff V, Hybrid Fund, GP V, Hybrid Fund DGP and the amended and restated articles of memorandum and association of UGP V and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

CUSIP No. 92763W103	13D	Page 15 of 20

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, each of DCM V, Aff V and Hybrid Fund and certain other investors entered into an Amended and Restated Shareholders Agreement dated as of April 11, 2011, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Shareholders Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Shareholders Agreement, a copy of which is filed as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on February 17, 2012 (the “F-1”) and is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement for Officers and Directors filed with the Securities and Exchange Commission as Exhibit 10.10 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and officers and directors of the Company, entered into the Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs, whether any of these transactions are to be settled by delivery of the ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter representatives for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Exhibit F to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1 and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Exhibit F of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 4.4	Amended and Restated Shareholders’ Agreement, dated April 11, 2011, among the Company, its Ordinary Shareholders and Preferred Shareholders and Other Parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1).
EXHIBIT 4.5	Share Subscription Agreement, dated April 11, 2011, among the Company, its Ordinary Shareholders and the Series B Preferred Shareholders and Other Parties thereto (incorporated by reference to Exhibit 4.5 of the Company’s F-1).

CUSIP No. 92763W103	13D	Page 16 of 20

EXHIBIT 10.10	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.10 of the Company’s F-1).

CUSIP No. 92763W103	13D	Page 17 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2012

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi
Assistant Secretary

CUSIP No. 92763W103	13D	Page 18 of 20

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN

CUSIP No. 92763W103	13D	Page 19 of 20

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of Vipshop Holdings Limited shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: April 13, 2012

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

CUSIP No. 92763W103	13D	Page 20 of 20

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN